Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

6th November 2020

Vedanta Limited

Consolidated Results for the Second Quarter

ended 30th September 2020

EBITDA for Q2 FY2021 of ₹ 6,531 crores, up by 63% q-o-q and 45% y-o-y, highest in >2 years

Attributable PAT (before exceptional items & tax on dividend) of ₹ 1,979 crores, up 75% q-o-q

Mumbai, India: Vedanta Limited today announced its unaudited consolidated results for the Second quarter (Q2) and half year ended 30th September 2020.

Financial & Corporate Highlights

•	Strong financial performance in Q2 FY2021

•	Revenues of ₹ 20,804 crores, up 33% q-o-q, primarily due to increase in commodity prices and better volumes at Zinc, Iron ore and Copper business

•	Robust EBITDA margin[1] of 36%

•	EBITDA of ₹ 6,531 crores, up 63% q-o-q

•	Attributable PAT (before exceptional items and tax on dividend) of ₹ 1,979 crores, up 75% q-o-q

•	Strong Balance Sheet

•	Net Debt/EBITDA at 1.2x, maintained at low level

•	Continuing double-digit Return on Capital Employed (ROCE) of c. 12%

•	Strong financial position with total cash & cash equivalent at ₹ 35,569 crores

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 9

Unaudited Results for the Second Quarter ended 30 September 2020

Operational Highlights

•	Zinc India:

•	Mined metal production at 238 kt, up 18% q-o-q. Refined metal production at 237 kt, up 18% q-o-q

•	Lowest ever cost of production at $919/ton, since commencement of underground operations, down 10% sequentially

•	Record silver production at 203 tonnes, up 73% q-o-q

•	Zinc International:

•	Gamsberg production at 35 kt in Q2 FY2021, up by 38% q-o-q

•	Oil & Gas:

•	Average gross production of 165 kboepd for the quarter, up by 4% q-o-q

•	239 wells drilled. 98 hooked-up, up by 14% q-o-q.

•	Lower operating expense at Rajasthan block for Q2 FY2021 at $7.0/boe vs $8.2/boe in Q2 FY2020

•	Aluminium:

•	Alumina production of 462kt, down 3% q-o-q

•	Aluminium COP at $ 1,288/ton, lower by 30% y-o-y, up 2% sequentially

•	Iron Ore:

•	Karnataka sales 1.3 Mnt, significantly up q-o-q

•	Steel:

•	Saleable production stood at 260 kt, down 3% q-o-q

•	Value Added Product (VAP) mix increased to 71% in Q2 FY 2021 from 44% in Q1 FY 2021

•	TSPL: Plant availability factor (PAF) at 81%

1.	Excludes custom smelting at Copper India and Zinc India operations

Mr. Sunil Duggal, Chief Executive Officer, Vedanta, said “Vedanta has reported the highest quarterly operating result for more than 2 years. Our key growth projects are back on track and the expansion is being delivered through strict capital allocation and balance sheet focus, aimed at creating value for our stakeholders. Our large scale, diversified portfolio, positions us well to deliver strong margins and cash flows through the commodity cycle. Vedanta is fully committed to sustainable growth and contribute significantly towards building a self-reliant India”.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 9

Unaudited Results for the Second Quarter ended 30 September 2020

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In Rs. crore, except as stated)

		Q2%			Q1%		H1
FY2020	Particulars	FY2021	FY2020	Change	FY2021	Change	FY2021	FY2020
83,545	Net Sales/Income from operations	20,804	21,739	(4%)	15,687	33%	36,491	42,906
902	Other Operating Income	303	219	38%	286	6%	589	426
21,060	EBITDA	6,531	4,497	45%	4,008	63%	10,539	9,685
29%	EBITDA Margin[1]	36%	25%	—	28%	—	33%	26%
4,977	Finance cost	1,312	1,340	(2%)	1,252	5%	2,564	2,681
2,443	Investment Income	607	832	(27%)	1,016	(40%)	1,624	1,204
(306)	Exchange gain/(loss) - (Non operational)	30	(50)	—	(6)	—	24	(32)
18,220	Profit before Depreciation and Taxes	5,856	3,939	49%	3,766	55%	9,622	8,176
9,093	Depreciation & Amortization	1,938	2,395	(19%)	1,733	12%	3,671	4,550
9,127	Profit before Exceptional items	3,918	1,544	154%	2,033	93%	5,951	3,626
(17,386)	Exceptional Items Credit/(Expense)[2]	95	(422)	—	(0)	—	95	(422)
(8,259)	Profit Before Tax	4,013	1,122	—	2,033	—	6,046	3,204
3,078	Tax Charge/ (Credit)	1,149	948	—	414	—	1,564	1,086
(73)	One-time tax charge/ (Credit)[3]	1,187	(2,501)	—	96	—	1,283	(2,501)
(6,521)	Tax on Exceptional items/ (Credit)	33	(56)	—	(0)	—	33	(56)
(4,743)	Profit After Taxes	1,644	2,730	(40%)	1,523	8%	3,166	4,674
6,049	Profit After Taxes before exceptional items & one-time tax	2,769	595	—	1,619	71%	4,388	2,539
1,920	Minority Interest	820	572	43%	489	67%	1,309	1,165
(6,664)	Attributable PAT	824	2,158	(62%)	1,033	(20%)	1,857	3,509
4,066	Attributable PAT before exceptional items & one-time tax	1,979	(38)	—	1,129	75%	3,108	1,313
(18.00)	Basic Earnings per Share (₹/share)	2.22	5.83	(62%)	2.79	(20%)	5.01	9.48
10.78	Basic EPS before Exceptional items	2.14	6.26	(66%)	2.79	(23%)	4.93	9.90
70.86	Exchange rate (₹/$) - Average	74.24	70.35	6%	75.48	(2%)	74.85	69.97
74.81	Exchange rate (₹/$) - Closing	73.63	70.50	4%	75.29	(2%)	73.63	70.50

1.	Excludes custom smelting at Copper India and Zinc India operations
2.	Exceptional Items Gross of Tax
3.	One-time tax charge/ (credit) includes tax on dividend and impact of change in ordinance
4.	Previous period figures have been regrouped or re-arranged wherever necessary to conform to current period’s presentation

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 9

Unaudited Results for the Second Quarter ended 30 September 2020

Revenues

Revenue in Q2 FY2021 was at ₹ 20,804 crores, higher by 33% q-o-q, primarily due to higher commodity prices, higher volumes at Zinc India, Iron ore, Copper and Power business, partially offset by lower volumes at Aluminium and Steel business, rupee appreciation.

Revenue was lower by 4% y-o-y, mainly on account of lower volume at Oil & Gas business and lower commodity prices, partially offset by higher volumes at Zinc India business, and rupee depreciation.

EBITDA and EBITDA Margins

EBITDA for Q2 FY2021 was at ₹ 6,531 crores, higher by 63% q-o-q, mainly due to higher commodity prices, higher volumes at Zinc business, lower cost of production at Zinc India and Aluminium business, partially offset by higher input commodity prices, rupee appreciation and reversal in RPO liability in Aluminium business due to capping of RE certificates at lower prices in Q1 FY2021.

EBITDA for Q2 FY2021 was higher by 45% y-o-y, primarily due to higher volume at Zinc India business, subdued input commodity prices, lower cost of production at Aluminium, Steel & Zinc business and rupee depreciation, partially offset by lower volume at Oil & Gas business.

EBITDA margin1 for Q2 FY2021 was at 36%.

Depreciation & Amortization

Depreciation and amortization for Q2 FY2021 stood at ₹ 1,938 crores, higher by 12% q-o-q, mainly due to higher ore production at Zinc business.

It was lower 19% y-o-y, primarily due to impairment of assets in Oil & Gas business in Q4 FY2020, and Skorpion mine put under care and maintenance since April 2020.

Finance Cost and Investment Income

Finance cost for Q2 FY2021 was at ₹ 1,312 crore, higher by 5% q-o-q, primarily due to higher average borrowing cost, partially offset by reduction in gross borrowings.

Finance cost was lower 2% y-o-y, mainly on account of reduction in gross borrowings.

Investment Income was at ₹ 607 crore, lower by 40% q-o-q and 27% y-o-y. This was primarily on account of mark to market (MTM) movement on investments.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 9

Unaudited Results for the Second Quarter ended 30 September 2020

Taxes

Tax expense for Q2 FY2021 was ₹ 2,370 crore compared to ₹ 510 crore in Q1 FY21 & tax credit of ₹ 1,609 in Q2 FY2020. Normalised tax rate (excluding tax on dividend from Zinc India business) for the quarter is 29%, compared to 20% in Q1 FY2021, driven by change in profit mix amongst businesses.

Attributable Profit after Tax and Earnings per Share (EPS)

Attributable Profit after Tax (PAT) for the quarter was ₹ 824 crore and Earnings per share for the quarter was at ₹ 2.22 per share.

Balance Sheet

We have robust cash and cash equivalents# of ₹ 35,569 crore. The Company invests in high quality debt instruments as per the Board approved policy. The portfolio is rated by CRISIL, which has assigned a rating of “Tier-I” (implying Highest Safety) to our portfolio.

Gross debt was at ₹ 62,759 crore on 30th September 2020, higher by ₹ 4,191 crore as compared to 30th June 2020. This was mainly due to temporary borrowing at Zinc India.

Net debt was at ₹ 27,190 crore on 30th September 2020, higher by ₹ 92 crores as compared to 30th June 2020.

CRISIL rating at AA- with stable outlook (October 2020).

#

Cash & Cash equivalent is net of Inter – company Loan (ICL) disbursed to Vedanta Resources from CIHL of $526 mn, outstanding as on 30th Sep’20. As on date, additional $430 mn has been disbursed and total ICL outstanding amount is $ 956 mn.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 9

Unaudited Results for the Second Quarter ended 30 September 2020

Key Recognitions

Vedanta has been consistently recognized through the receipt of various awards and accolades. We received the following key recognitions recently:

•

Cairn Oil & Gas won the Sustainability 4.0 Awards by Frost & Sullivan and The Energy and Resources Institute (TERI)- The Leaders Award and the first runner-up of Jury Special Mention Award on “Recycling of Produced Water for Injection Purpose”

•	Hindustan Zinc’s Sandhya Rasakatla becomes first woman in India to supervise Underground Ground Mine operation

•

Hindustan Zinc has been conferred with the “CII Environmental Best Practices Award 2020” for “Most Innovative Environmental Project”. It was presented for the ‘Use of mine tailing waste in backfilling through paste-fill technology’

•

HZL’s Pantnagar Metal Plant wins 2 Frost & Sullivan Sustainability Awards for excellence in corporate sustainable development practices that provide a measurable and verifiable framework for sustainability

•	Cairn Oil & Gas efforts towards battling COVID-19 through Project “Sanjeevani” has been recognised by the District Administration and District Health Department of Barmer, Rajasthan

•	Hindustan Zinc & Vedanta Aluminum Jharsuguda received the CSR Health Impact Award for exemplary work towards fighting Covid-19 by Integrated Health and Wellbeing (IHW) Council

•	The solar project at Rampura Agucha Mine, HZL, has been registered under Gold Standard for its responsible stewardship towards carbon footprint

•	BALCO, Vedanta Aluminum Jharsuguda & Vedanta Lanjigarh won 21st CII National Award for Excellence in Energy Management as ‘Excellent Energy Efficient Units’

•	Vedanta Lanjigarh won CII Eastern Region Excellence Award for Safety, Health & Environment in large scale manufacturing unit

•

Quality Circle Forum of India (QCFI) certified Rajasthan Operational sites- Central Polymer Facility, Bhagyam Operations and Satellite Field and Unloading Bay -SFON Operations with “FIVE-S Workplace Management System” for waste elimination through workplace organisation

•

26th Bhamashah Award was awarded to 5 HZL Units (Chanderiya Smelting Complex, Rajpura Dariba Complex, Zawar Mines, Rampura Agucha Mines and Kayad Mine) for its outstanding contribution towards the education system

•	Vedanta Lanjigarh won 4th CII National HR Circle awards for ‘Employee Relations & Employee Engagement’ & ‘Digital Transformation & Technology Adoption’

•	BALCO won ET Now Best Brand award, recognition as an eminent brand at par with global names

•

Vedanta – Value-Added business was nominated for Indian Chamber of Commerce National Occupational Health & Safety Awards for the year 2020 and have been selected for Gold Award for Manufacturing and Engineering Sector in Large Enterprise Category

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 9

Unaudited Results for the Second Quarter ended 30 September 2020

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.vedantalimited.com - http://www.vedantalimited.com/investor-relations/results-reports.aspx

Following the announcement, there will be a conference call at 6:00 PM (IST) on Friday, 6th November 2020, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number
Earnings conference call on November 06, 2020	India – 6:00 PM (IST)	India: Local Dial In: +91 7045671221 Toll free: 1800 120 1221, 1800 266 1221 Universal access: +91 22 7115 8015 +91 22 6280 1114
	Singapore – 8:30 PM (Singapore Time)	Toll free number: 800 101 2045 Toll number: 6531575746
	Hong Kong – 8:30 PM (Hong Kong Time)	Toll free number 800 964 448 Toll number: 85230186877
	UK – 12:30 PM (UK Time)	Toll free number 0 808 101 1573 Toll number: 442034785524
	US – 7:30 AM (Eastern Time)*	Toll free number 1 866 746 2133 Toll number: 13233868721

Online Registration Link	https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=6799303&linkSecurityString=136de11357

Replay of Conference Call (06/11/2020 to 12/11/2020)		India +912271945757 Passcode: 63835#

*	Stands corrected owing to Daylight savings

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 7 of 9

Unaudited Results for the Second Quarter ended 30 September 2020

For further information, please contact:

Investor Relations James Cartwright Head, Investor Relations	Tel: +44 (0) 20 7659 4732 Tel: +91 124 476 4096 vedantaltd.ir@vedanta.co.in

Suruchi Daga Associate General Manager Raksha Jain Manager Shweta Arora Manager

Communications Ms. Roma Balwani Director, Communications and Brand	Tel: +91 11 4916 6250 gc@vedanta.co.in

Mr. Abhinaba Das Head, Media Relations

Mr. Anirvan Bhattacharjee / Lennon D’Souza Adfactors PR	Tel: +91 22 67574444 / +91 11 40565100 adfactorsvedanta@adfactorspr.com

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 8 of 9

Unaudited Results for the Second Quarter ended 30 September 2020

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa, Namibia, and Australia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. Under the aegis of Vedanta Cares, the flagship social impact program, Nand Ghars have been set up as model anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. The company has been featured in Dow Jones Sustainability Index, and was conferred CII-ITC Sustainability Award, the FICCI CSR Award, Dun & Bradstreet Awards in Metals & Mining, and certified as a Great Place to Work. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange. For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai—400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 9 of 9